ALLEGO N.V.
C/O COMPANY SECRETARY
WESTERVOORTSEDIJK 73 KB
6827 AV ARNHEM
THE NETHERLANDS

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VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V52984-P15337

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ALLEGO N.V.

The Board of Directors recommends you vote FOR the following proposals:	**For**	**Against**	**Abstain**
1. Adoption of Dutch statutory annual accounts for the financial year ended December 31, 2023.	☐	☐	☐
2. Appointment of Ernst & Young Accountants LLP as the external auditor for the financial year ending December 31, 2024.	☐	☐	☐
3. Release of the directors from liability for the exercise of their duties during the financial year ended December 31, 2023.	☐	☐	☐
4. Appointment of Matthieu Muzumdar as non-executive director of the Company.	☐	☐	☐
5. Reappointment of Jane Garvey as non-executive director of the Company.	☐	☐	☐
6. Reappointment of Patrick Sullivan as non-executive director of the Company.	☐	☐	☐
7. Authorization of the Company's board of directors to acquire ordinary shares and depository receipts for ordinary shares in the Company's capital.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please indicate if you plan to attend this meeting. ☐ **Yes** ☐ **No**

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice of Annual General Meeting is available at www.proxyvote.com.

V52985-P15337

ALLEGO N.V.
Annual General Meeting of Shareholders
July 8, 2024, 3:00 PM CEST
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) each civil law notary and candidate civil law notary working with NautaDutilh N.V., as proxies, each with the power to appoint his/her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Allego N.V. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 3:00 PM CEST on July 8, 2024, at the offices of Allego N.V., Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, or if multiple instructions are selected on the reverse side of this ballot for any single voting item, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side